ABITIBI-CONSOLIDATED INC.

                     ABITIBI-CONSOLIDATED COMPANY OF CANADA

                             MATERIAL CHANGE REPORT

                   Form 27 - Securities Act (British Columbia)
                       Form 27 - Securities Act (Alberta)
                  Form 25 - Securities Act 1988 (Saskatchewan)
                     Section 112 - Securities Act (Manitoba)
                       Form 27 - Securities Act (Ontario)
                  Section 76(2) - Securities Act (Newfoundland)
                     Form 27 - Securities Act (Nova Scotia)

1.    Reporting Issuer

      Abitibi-Consolidated Inc. ("ACI")
      1155 Metcalfe Street
      Suite 800
      Montreal, Quebec
      H3B 5H2

      and

      Abitibi-Consolidated Company of Canada
      1155 Metcalfe Street
      Suite 800
      Montreal, Quebec
      H3B 5H2

2.    Date of Material Change

      November 18, 2002.

3.    Press Release

      A press release was issued on November 18, 2002 from Montreal, Quebec (a copy of which is attached).

4.    Summary of Material Change

      ACI commented on Moody's decision to assign a Ba1 rating on its debentures, down from Baa3.

5.    Full Description of Material Change

      See press release.

6.    Confidentiality

      This report is not being filed on a confidential basis.

7.    Omitted Information

      None.

8.    Senior Officer

      For further information, please contact Jacques P. Vachon, Senior Vice-President, Corporate Affairs and Secretary, at (514) 394-2296.


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9.    Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

      DATED at Montreal, Quebec this 19th day of November, 2002.



                                        /s/ Jacques P. Vachon
                                        ----------------------------------------
                                        JACQUES P. VACHON
                                        SENIOR VICE-PRESIDENT, CORPORATE AFFAIRS
                                        AND SECRETARY